UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_______________________________

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

For the fiscal year ended December 31, 2002.

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the transition period from __________ to __________

Commission file number 1-6035

_______________________________

averstar, inc. profit sharing and savings PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Nameand address of principal executive
office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2002	AVERSTAR, INC. PROFIT SHARING AND SAVINGS PLAN
	By:	/s/ JAMES E. AQUINO

James E. Aquino Vice President, Human Resources

averstar, inc.
profit sharing and savings plan

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

averstar, inc.
profit sharing and savings plan

Index to Financial Statements

Page
Independent Auditors’ Report	1
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
Supplemental Schedule
I Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002	10
Exhibit
Exhibit A – Consent of Independent Auditors	11

All other financial statements and schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

Independent Auditors’ Report

The Plan Administrator
Averstar, Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements and the supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Boston, Massachusetts
June 26, 2003

averstar, inc.
profit sharing and savings plan

Notes to Financial Statements

	2002	2001

Assets
Investments (note 3)	$78,748,802	100,722,634

Contributions receivable:
Employee	75,237	135,349
Employer	79,989	397,316

Total contributions receivable	155,226	532,665

Net assets available for plan benefits	$78,904,028	101,255,299

See accompanying notes to financial statements.

averstar, inc.
profit sharing and savings plan

Notes to Financial Statements (Continued)

Additions:
Contributions:
Employee	$3,653,725
Employer	1,334,003

Total contributions	4,987,728

Investment income (loss):
Interest and dividends	1,733,393
Net depreciation in fair value of investments (note 3)	(17,178,234)

Total investment loss	(15,444,841)

Total additions	(10,457,113)

Deductions:
Distributions to participants	11,881,908
Administrative expenses	12,250

Total deductions	11,894,158

Net decrease in net assets	(22,351,271)
Net assets available for plan benefits:
Beginning of year	101,255,299

End of year	$78,904,028

See accompanying notes to financial statements.

(1)     Plan Description and Related Information

The following description of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

         General

The Plan is a defined contribution plan covering substantially all employees of Averstar, Inc. (the Company) as defined in the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 26, 2000, the Company merged with and into The Titan Corporation (Titan). In connection with the merger, each share of the Company’s common stock held by the Plan was converted into 0.414 shares of The Titan Corporation common stock based upon agreed-upon fair market values for common stocks of the Company and Titan.

During 2002, the Plan was closed to new employees hired by the Company who are eligible to participate in other employee benefit plans sponsored by Titan and its other subsidiaries.

During 2002, the Plan was amended to allow a participant to diversify the investment in The Titan Corporation Common Stock after two years of service. As a result, the Plan offers participants additional investment vehicles in the form of mutual funds with T. Rowe Price, the custodian for the Plan’s investment in The Titan Corporation Common Stock.

         Plan Administration and Trustee

Vanguard Fiduciary Trust Company, the Plan’s trustee and custodian, and T. Rowe Price, the Plan’s custodian, invest the assets of the Plan as directed by the participants, with the exception of the investment in The Titan Corporation Common Stock held for participants who have not attained two years of service. The Plan is administered by an administrative committee, which is appointed by the Company.

         Contributions

Eligible employees can contribute an amount up to 30% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). The Company matches 100% of employee contributions, up to 4%.

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). As defined by Section 414(v) of EGTRRA, all eligible participants may elect to make catch-up contributions to a maximum dollar amount established by the IRC.

The Company may use qualifying employer securities in lieu of cash for the purposes of funding the Company’s discretionary profit sharing contribution to the Plan. The Company has the right to repurchase all vested shares from a participant if he or she terminates employment.

(1)     Plan Description and Related Information (Continued)

         Participant Accounts

Separate accounts are maintained in the name of each participant for employee pretax contributions, employer matching contributions, profit sharing contributions, and rollover contributions, if applicable. Each account is credited with the appropriate contributions and any earnings and losses resulting from the elected investment of such funds.

         Vesting

Participants are fully vested in their pretax contribution and rollover accounts. A participant’s employer contribution account becomes fully vested in the event of normal retirement, total and permanent disability, death while still employed, or after obtaining five years of service. Otherwise, vesting in the employer contribution account is based on the following schedule:

Years of service
Percent vested

Less than 1 year	—
1 – 2 years	20%
2 – 3 years	40%
3 – 4 years	60%
4 – 5 years	80%
More than 5 years	100%

         Participant Loans

A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. Interest earned on the loan is credited to the participant’s account. The interest rate of outstanding participant loans at December 31, 2002 was between 5.25% and 10.50%.

         Forfeitures

Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their employer contribution account. For the plan year ended December 31, 2002, forfeited nonvested accounts totaled approximately $299,456, which was used to reduce the contribution amount required of the employer under the matching formula described above. At December 31, 2002, $152,856 of unused forfeitures was available to reduce future employer contributions.

         Payment of Benefits

Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account in either a lump‑sum amount, installments, or annuities.

(1)     Plan Description and Related Information (Continued)

         Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all accounts. As a result of the merger of the Company and Titan, it is the intent of the Plan’s management to merge the Plan with and into The Titan Corporation Consolidated Retirement Plan.

(2)     Summary of Significant Accounting Policies

         Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting and investments are reflected at fair value.

         Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

         Investment Valuation

Plan assets are invested with the trustees who determine fair values based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective trusts are valued at contract value, which approximates fair value. Investments in common stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ stock market. Participant loans are valued at cost, which approximates fair value.

         Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

         Administrative Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

         Payments of Benefits

Benefits are recorded when paid.

(3)     Investments

The following table presents the Plan’s investments at December 31, 2002 and 2001:

averstar, inc.
profit sharing and savings plan

Notes to Financial Statements (Continued)

		December 31

		2002	2001

Investments at fair value:
	T. Rowe Price Equity Income Fund	$2,739,000	2,980,078
	T. Rowe Price High Yield Fund	526,519	547,176
	T. Rowe Price New Horizons Fund	1,451,781	1,894,735
	T. Rowe Price Science/Technology Fund	2,394,783	4,281,398
	T. Rowe Price Small-Cap Value Fund	1,791,240	1,415,413
	T. Rowe Price Stable Value Fund	79	—
	PBHG Real Estate Fund	286	—
	PIMCO Total Return Fund	325	—
	T. Rowe Price Personal Strategy Balanced Fund	604	—
	T. Rowe Price Equity Index Fund	1,228	—
	T. Rowe Price Summit Cash Reserves Fund	152,856	—
	Vanguard 500 Index Fund	7,867,294	10,175,434
	Vanguard International Growth Fund	1,713,508	2,155,733
	Vanguard Long-Term Corporate Fund	3,849,300	3,417,272
	Vanguard Prime Money Market Fund	15,154,463	16,400,366
	Vanguard PRIMECAP Fund	15,758,533	23,428,247
	Vanguard Total Bond Market Index Fund	3,490,002	3,531,332
	Vanguard U.S. Growth Fund	5,199,524	8,860,348
	Vanguard Wellesley Income Fund	1,057,836	922,214
	Vanguard Wellington Fund	13,070,996	16,080,382
	Participant loans	1,318,207	1,500,682
	The Titan Corporation Common Stock	955,430	3,131,824
	SureBeam Corporation Common Stock Class A	255,008	—

		$78,748,802	100,722,634

*	Represents investments with a fair value in excess of 5% of the net assets available for plan benefits.

On August 5, 2002, Titan spun off its remaining ownership interest in SureBeam Corporation, Titan’s food irradiation business. Holders of record of The Titan Corporation Common Stock as of the close of business on July 26, 2002, the record date for the distribution, received 0.6986 shares of SureBeam common stock for every share of The Titan Corporation Common Stock held. The Plan received approximately 82,243 shares of SureBeam Common Stock as a result of this distribution.

(3)     Investments (Continued)

During 2002, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) depreciated in value by $17,178,234 as follows:

2002
Mutual funds	$15,738,929
Common stock	1,439,305
17,178,234

(4)     Non-participant Directed Investments

The Company’s discretionary profit sharing contributions to the Plan are invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants can diversify their investment in The Titan Corporation Common Stock. A summary of the non-participant directed investments as of December 31, 2002 and 2001 is as follows:

	December 31
	2002	2001
Net assets — The Titan Corporation Common Stock	46,694	$3,288,998

A summary of the changes in non-participant directed investments for the year ended December 31, 2002 is as follows:

2002
Net depreciation in fair value	$(1,586,004)
Benefits paid	(329,847)
Participant forfeitures	(109,903)
Transfers to participant directed investments	(1,216,550)
$(3,242,304

(5)     Tax Status

The Internal Revenue Service issued a determination letter, dated April 9, 1998, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. The plan administrator intends to take such actions as are necessary to maintain the tax‑exempt status of the Plan.

(6)     Related-Party Transactions

The Plan invests in shares of mutual funds managed by the Plan’s trustee. Transactions in such investments qualify as party-in-interest transactions.

					Schedule I
AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002
Identity of issuer		Description of investment		Cost	Current value
*	T. Rowe Price	Equity Income Fund	$	**	$2,739,000
*	T. Rowe Price	High Yield Fund		**	526,519
*	T. Rowe Price	New Horizons Fund		**	1,451,781
*	T. Rowe Price	Science/Technology Fund		**	2,394,783
*	T. Rowe Price	Small-Cap Value Fund		**	1,791,240
*	T. Rowe Price	Stable Value Fund		**	79
	PBHG	Real Estate Fund		**	286
	PIMCO	Total Return Fund		**	325
*	T. Rowe Price	Personal Strategy Balanced Fund		**	604
*	T. Rowe Price	Equity Index Fund		**	1,228
*	T. Rowe Price	Summit Cash Reserves Fund		**	152,856
*	Vanguard	500 Index Fund		**	7,867,294
*	Vanguard	International Growth Fund		**	1,713,508
*	Vanguard	Long-Term Corporate Fund		**	3,849,300
*	Vanguard	Prime Money Market Fund		**	15,154,463
*	Vanguard	PRIMECAP Fund		**	15,758,533
*	Vanguard	Total Bond Market Index Fund		**	3,490,002
*	Vanguard	U.S. Growth Fund		**	5,199,524
*	Vanguard	Wellesley Income Fund		**	1,057,836
*	Vanguard	Wellington Fund		**	13,070,996
*	Participant loans	Interest rates range from 5.25%-10.5%		**	1,318,207
*^	The Titan Corporation	The Titan Corporation Common
		Stock, 91,869 shares		364,920	955,430
	SureBeam Corporation	SureBeam Corporation Common Stock
		Class A, 63,121 shares		**	255,008
					$78,748,802
*	Represents a party-in-interest to the Plan.
^	Includes non-participant-directed funds.
**	Cost omitted for participant-directed investments.
See accompanying independent auditors’ report.

Consent of Independent Auditors

The Board of Directors
The Titan Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-41138) on Form S-8 of The Titan Corporation of our report dated June 25, 2003, with respect to the statements of net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the related schedule, which report appears in the December 31, 2002, annual report on Form 11-K of the Averstar, Inc. Profit Sharing and Savings Plan.

/s/ KPMG LLP

Boston, Massachusetts
June 26, 2003